May 19, 2006

Mr. Nili Shah

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-7010

RE:	Actuant Corporation (“the Company”)

Comment letter dated February 2, 2006

Form 10-K for the Fiscal Year ended August 31, 2005 filed November 10, 2005

Form 10-Q for the Fiscal Quarter ended November 30, 2005 File number 1-10905

Dear Mr. Shah:

This letter is Actuant Corporation’s (“Actuant”) response to the April 18, 2006 comment letter from the staff of the Division of Corporate Finance (the “Staff”). Given the two business acquisitions we completed in the last two weeks of April, we appreciate the Staff granting us an extension to respond to the letter. For your convenience, each of the Staff’s two comments has been reprinted below in bold and italics, followed by our response.

Note 2. Acquisitions, page 37

1.	We note your response to comment 5 in our letter dated February 2, 2006. In calculating the pre-tax income significance tests, you used forecasted 12-months ended December 31 2004 pre-tax income instead of actual results. Please provide us with your calculation of the pre-tax income significance test prepared in accordance with Article 1-02(w) of Regulation S-X using Hydratight Sweeney’s actual pre-tax income on a US GAAP basis for the year ended December 31, 2004. Refer to Article 3-05(b)3 of Regulation S-X for guidance.

We have attached as exhibit A to this response the calculation of the pre-tax income significance test for our acquisition of Hydratight Sweeney using the actual pre-tax income for the acquired company.

Note 13. Business Segment, Geographic and Customer Information, page 57.

2.	We note your response to comment 9 in our letter dated February 2, 2006, including the CODM reports provided on a supplemental basis under Rule 12b-4. Specifically, we note that the CODM receives several reports on a regular basis for which disaggregated financial information is included for each of your business units.

Your tools & supplies reportable segment appears to have two business units that are comprised of six sub-business units. The first business unit is 22% of your fiscal year 2005 consolidated net sales with gross margins for fiscal years 2004 and 2005 of approximately 50%. The second business unit is 37% of your fiscal year 2005 consolidated net sales with gross margins for fiscal years 2004 and 2005 of 28-31%. Furthermore, these business units appear to have dissimilar products. One business unit appears to sell electrical tools and related items, whereas the other business unit appears to sell hydraulic and bolting tools.

Your engineered solutions reportable segment appears to have eight business units. Three of the eight business units appear to exceed at least one of the

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quantitative thresholds in paragraph 18 of SFAS 131. The first business unit has gross profit margins for fiscal year 2004 and 2005 of 27-25% with a negative sales trend of 27% for fiscal 2005. The second business unit has gross profit margins for fiscal years 2004 and 2005 of approximately 16% with negative sales trend of 3% for fiscal year 2005. The third business unit has gross profit margins for fiscal years 2004 and 2005 of 26-27% with sales in fiscal year 2005 nearly double the sales in fiscal year 2004. Half of the increase in this business unit appears to be due to an acquisition with the other half of the increase relating to organic growth. The other five business units do not meet the quantitative thresholds and should be classified in an “other” category in accordance with paragraphs 20 and 21 of SFAS 131, especially since it does not appear the products sold by these business units are similar to the other three business units.

Based on the above analysis, it is unclear to us how paragraph 13 of SFAS 131 supports your current financial statement disclosure of two operating and reportable segments. It appears that you may have five reportable segments in addition to an “other” category. Please re-evaluate your operating segments in accordance with paragraphs 10-15 of SFAS 131. If you determine that your business units are operating segments, please provide us with your revised reportable segments. Please also provide us with your analysis of paragraph 17 of SFAS 131 for each reportable segment that contains aggregated operating segments. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating profit and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended August 31, 2005, and the 6-month periods ended February 28, 2006 and 2005 to help us understand how the aggregated operating segments are economically similar. Specifically, address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operating segment and increasing for another).

In order to better understand the Staff’s position in this comment, Actuant spoke with Tracey Houser, Staff Accountant, on May 3, 2006 in a telephone conversation. Based on this conversation, we understand that the Staff believes Actuant has additional operating segments because the Chief Operating Decision Maker (“CODM”) receives reports that contain disaggregated financial information for our business units within each of our operating segments. The Staff also believes that the products of our business units are not similar and therefore do not support our position of having two operating and reportable segments. Although we acknowledge that our CODM receives additional information regarding these businesses, that information is not relevant in his assessment of the performance of our operating segments or to his decision making process relative to the allocation of capital and other resources to the segments. After re-evaluating SFAS 131 and how it applies to our operations, Actuant does not agree with the Staff’s conclusions. Accordingly, rather than providing the financial information the Staff requested in its letter, we instead are providing additional clarification of the rationale for our “two segment” reporting.

Paragraph 16 of SFAS 131 indicates that segment reporting is required for “each operating segment that (a) has been identified in accordance with paragraphs 10-15 or that results from aggregating two or more of those segments in accordance with paragraph 17 and (emphasis added) exceeds the quantitative thresholds in paragraph 18. We will individually address paragraphs 10-15 below. We will not specifically address paragraph 18 as the two segments we have identified each easily exceed the 10% thresholds in paragraph 18 (Tools & Supplies is approximately 60% of sales, while Engineered Solutions is approximately 40% of sales). Following a review of paragraphs 10-15, we will respond to the other points raised in the Staff’s letter.

In accordance with paragraph 10 of SFAS 131, both operating segments (1) earn revenues and incur expenses, (2) have their operating results reviewed by the CODM to make decisions about resources

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to be allocated to the segment and assess its performance, and (3) have discrete financial information available. The Tools & Supplies segment and Engineered Solutions segment are the components of Actuant that meet all three of those criteria. While the Company agrees that it has other business units that may the first and third criteria, these business units do not meet the second criteria. While their operating results are reviewed by the CODM, it is not for the purpose of making decisions about allocating resources to the particular business unit. The segment manager is responsible for allocating resources to the businesses within the segment, not the CODM, and the segment managers utilize the same reports previously provided to the Staff.

Paragraph 11 of SFAS 131 indicates that there may be parts of an enterprise that are not separately an operating segment or part of an operating segment. In Actuant’s case, we treat “corporate” as a part of the Company that is not a separate segment by itself, but is broken out for segment reporting. All other parts of the Company fall into one of our two operating and reportable segments, Tools & Supplies or Engineered Solutions.

Paragraph 12 outlines the role of the CODM. The CODM allocates resources to and assesses the performance of the segments of an enterprise. Actuant’s CEO is the CODM – Each of the two segment managers reports directly to him, and he is responsible for allocating capital within the enterprise to the two segments, and assessing the performance of each of the two segments. The segment managers, in turn, allocate the resources of the segment to each of the individual businesses that make up the segment and are responsible for the financial performance of the segment in total. Likewise, the business leaders are responsible for allocating the resources within their own businesses to the product lines and departments within the individual business. In the case of Actuant, the CODM is also responsible for assessing the performance of each of the two segment managers and establishing incentive and compensation plans for them. The segment managers are responsible for similar functions for the business leaders in their respective segments.

Paragraph 13 indicates that in many companies, segments are easily identified based on the financial reports that are used by the CODM, but there are other companies that produce reports that look at the overall enterprise in a variety of different ways. In the latter case, “other factors” should be considered to evaluate and identify a single set of business components that comprise the enterprise’s segments. In such cases, the factors to be considered as 1) the nature of the business activities in each component or segment, 2) the existence of managers responsible for them, and 3) information presented to the enterprise’s board of directors. In Actuant’s case, we believe both parts to paragraph 13 apply. In the first part, all of our internal reports ultimately roll up to the common operating segment totals. In the second part, all three of the “other factors” point to that common two-segment alignment. Specifically, as will be outlined later in detail, the nature of the businesses in each of the two segments is very similar. Secondly, there is a segment manager in charge of each of the two segments. Finally, the information presented to Actuant’s board of directors is at the two-segment level (Tools & Supplies and Engineered Solutions).

Paragraph 14 provides further clarification to the segment manager function. All of that guidance is consistent with Actuant’s organization structure – both of the segment managers report directly to the CODM, and maintain regular contact with him to discuss activities within the respective segment, including financial results vs. forecast and plan. The last sentence of paragraph 14 states, “If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.” At Actuant, the only set of segments for which the segment managers are held responsible are the present Tools & Supplies and Engineered Solutions segments. Our individual businesses within the enterprise could be combined in different ways from a market or geographic standpoint, but they are not organized that way for structural reporting purposes. Therefore, we believe the structure of our organization and the attendant reporting responsibilities (reporting is directly between the CODM and the segment managers) are determining factors which indicate that our operating segments are Tools & Supplies and Engineered Solutions.

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Finally, Paragraph 15 indicates that in matrix organizations, there may be overlapping sets of business units for which segment leaders are responsible. This is not applicable for Actuant – there are no overlapping businesses or matrix structure.

Based on the review of paragraphs 10-15, and the fact that each of the two segments passes the paragraph 18 quantitative test thresholds, Actuant has two operating and reportable segments. Following are more detailed discussions of points raised by the Staff and the Company’s thoughts on them.

The Company believes that the Staff is putting undue weight in its evaluation of Actuant’s segment reporting on the detail financial reports provided to the Staff. As outlined in our response to the SEC’s last comment letter, Actuant has a team of two financial analysts at Corporate that prepare these reports. The reports are distributed to numerous individuals within the organization, including the CODM, Chief Financial Officer, corporate finance staff, segment leaders and segment staff (continuous improvement leader, finance leader, supply chain leader, HR leader, etc.). The fact that the CODM receives such reports does not, in our opinion, automatically lead to a conclusion that the CODM allocates resources to each of the businesses included in the reports. This reporting is a reflection of the organizational philosophy and staffing levels at Actuant, not an indication of our operating segments. We generally do not prepare individual reports for each “internal customer” of the corporate accounting department when a single set or version will do.

Segment and corporate leaders rely on these reports for different reasons. The segment management teams use these reports to manage their individual businesses’ performance as compared to budget and prior year. Corporate staff, and most importantly the CEO (CODM) and CFO, use these reports to understand total company performance as compared to public earnings guidance, manage the segment managers, understand segment trends, compare segment performance to the plan, forecast and prior year, and finally, as members of the Company’s disclosure committee, to monitor the business as a key part of our internal control structure. In addition, this information is necessary for the investor relations roles the CEO and CFO perform. We also note that in all cases in which the individual business unit information is presented in our internal reports, the reports also contain a subtotal for the Company’s two operating segments.

SFAS 131 specifically addresses the issue of different internal reporting, and advises that the level or existence of more detailed or different internal reporting should not be the deciding factor in identifying operating and reportable segments. As previously discussed, paragraph 13 states “For many enterprises, the three characteristics of operating segments described in paragraph 10 clearly identify a single set of operating segments. However, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the CODM uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.” We believe our segment reporting is consistent with the substance or our operations and not the form of internal reports.

Paragraph 4 of SFAS 131 states “The method the Board chose for determining what information to report (for segment reporting) is referred to as the management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization...” Paragraph 5 of SFAS 131 continues, “The management approach facilitates consistent descriptions of an enterprise in its annual report and various other published information. It focuses on the financial information that an enterprise’s decision makers use to make decisions about the enterprises operating matters.” Actuant has consistently reported two segments within its Annual Report on Form 10-K, its traditional annual shareholders report, as well as to its Board of Directors.

None of the business leaders in charge of the businesses the Staff identified in its letter as being potential operating segments report to Actuant’s CODM (the CEO). Rather they individually report to

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one of the two segment managers. Paragraph 14 of SFAS 131 indicates, “an operating segment has a segment manager who is accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results and forecasts, or plans for the segment.” Actuant clearly has two individuals that fit this description, Mark Goldstein, Tools & Supplies segment manager, and Bill Blackmore, Engineered Solutions segment manager. The segment managers hold quarterly segment meetings with the business leaders and selected finance and operations functional leaders in their segments. Corporate personnel rarely attend. The CEO does not hold similar meetings with the businesses, but rather quarterly meetings with the company’s five-person Executive Council (which consists of the CEO, CFO, two segment managers and another Executive Vice President).

Finally, the Staff is preliminarily of the view that Actuant has five reportable segments and one “other” segment. However, of the six segments under this alignment, only two have a manager in charge of the business or combination of businesses. This contradicts paragraph 13 of SFAS 131, which indicates that there typically is a manager in charge of the segment. In the case of these four, there is no leader in charge of the proposed segment to which the other individual business leaders in the proposed segment report to – no one that is in charge of the performance or budgeting of the proposed segments. Of the two segments proposed by the Staff that have a single leader, neither of them report into the CODM. Lastly, financial information on these proposed segments is not presented to Actuant’s board of directors.

The Company believes that it is following both the technical requirements and the spirit of SFAS 131 in its present segment reporting. The spirit of SFAS 131 is to present the company through the eyes of management. Paragraph 59 of Appendix A (Background Information and Basis for Conclusion) for SFAS 131 states “Almost all of the users and many other constituents who responded to the Exposure Draft or who met with Board and staff members agreed that defining segments based on the structure of an enterprise’s internal organization would result in improved information. Paragraph 60 continues, “Segments based on the structure of an enterprise’s internal organization have at least three other significant advantages. First, an ability to see the enterprise “through the eyes of management” enhances a user’s ability to predict actions or reactions of management that can significantly affect the enterprise’s prospects for future cash flows. Second, because information about those segments is generated for management’s use, the incremental cost of providing information for external reporting should be relatively low. Third, practice has demonstrated that the term industry is subjective. Segments based on an existing internal structure should be less subjective.”

Paragraph 13 of SFAS 131 indicates that one of the other factors to be considered in the evaluation and identification of segments is the nature of the business activities in each segment. The following is such an analysis:

Nature of the Segment Operations

Tools & Supplies Segment:

•	Businesses in the Tools & Supplies operating segment primarily offer standard products sold through high volume distribution channels. The common denominators of these businesses include SKU intensive product lines, where high fill rates, merchandising and product branding are differentiators to the customer. Each of the “brands” that fall into this operating segment typically are sold to hundreds or thousands of customers that have many distribution points, such as fluid power, industrial and electrical distributors, as well as mass merchants and retailers. Given the “standard” non-customized nature of the Tools & Supplies businesses’ products, they tend to source significant amounts of products in completed form from vendors. Products are frequently sold and marketed though a combination of account executives and third party manufacturer’s representatives. Due to the broad product lines and high customer fill rate expectations, all Tools & Supplies units carry finished goods inventory. Given these factors, supply chain and distribution logistic competencies are extremely important to this segment.

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Engineered Solutions Segment:

•	In contrast to Tools & Supplies standard products, businesses in the Engineered Solutions operating segment offer highly engineered/custom systems and products to OEM’s in a wide variety of industries. Product branding is not as important as engineering competencies and the ability to be the “outsourced actuation engineering department” for OEM customers. In contrast to hundreds or thousands of customers in each market in Tools & Supplies, Actuant has about 10-15 customers for each Engineered Solutions market. Engineered Solutions contracts are usually won after substantial engineering effort is expended and prototypes are tested. As a result, the “initial sales call to first unit of production” cycle is usually measured in years as opposed to the weeks or months in Tools & Supplies. Engineered Solutions customers are contacted by an in-house highly technical sales force. Independent manufacturers’ sales representatives are rarely used given the complexity of the solutions being marketed. Unlike Tools & Supplies, Engineered Solutions units generally do not carry finished goods inventory – products are made to order, and delivery expectations are typically not measured in hours from receipt of order but in days or weeks. Engineered Solutions units work off backlog, which contrasts Tools & Supplies operations, which typically fill and ship orders within hours of receipt. Engineered Solutions units generally do not sell individual components, tools or supplies to customers, but rather complete system solutions. Technology that is developed for one Engineered Solutions application is often utilized to improve or develop applications for other markets. For example, systems utilized to actuate convertible tops have been modified to actuate RV slide–out systems. Similarly, the original convertible top actuation systems were derived from the cab-tilt truck systems, as were marine and medical actuation systems.

Leveraging Interrelationships Within Segments:

There is substantial sharing between the businesses within a given segment, which is not readily apparent by reviewing our internal financial reports.

•	Customers and Sales Forces - There are numerous examples of customers that purchase products from two or more businesses within each segment. Frequently, we will use one sales executive to call on these accounts and attempt to cross-sell products within the segment. Examples include selling Hydratight products to Enerpac customers, or electrical and hydraulic products to large industrial distributors such as Grainger.

•

Products – There are definite links between the products within each of the two segments. For example, the original rationale for Enerpac acquiring Gardner Bender in the 1980’s was to combine the conduit bender and hole-punching product lines individually offered by the two businesses. Gardner Bender was founded with a manual conduit bender for electrical installations in construction projects. Enerpac also offered conduit benders to the construction industry, but it’s were much larger versions that were electric or hydraulic powered. Since that acquisition, these two complementary product lines are jointly sold to numerous electrical and industrial distributors. Similarly, the Ancor and Marinco brands were combined into the Tools & Supplies segment following the acquisition of Key Components in December 2005, which added the Marinco brand to the segment. Both product lines are sold to similar customers and markets, and are marketed side-by-side in tradeshows globally. Within the Engineered Solutions business, the convertible top actuation system was developed in the Power Packer truck cab-tilt business in the late 1980s, as a potential to take the electro-hydraulic technology used in the truck system to a promising new market. Today, the automotive convertible top business is actually the larger of the two product lines made by Power-Packer (Engineered Solutions segment) and is separately

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reported internally, even though it operates in the same facility, on the same computer system, and shares substantial resources with the truck cab-tilt business. More recently, with the addition of the Gits business to Engineered Solutions as part of the Key Components acquisition, Power Packer’s European team worked extensively with Gits personnel to make several introductions to European customers, which Gits had never previously contacted.

•	Facilities - Combined facilities within a segment are common. For example, all Canadian Tools & Supplies operations, including marketing, sales, administration, and distribution are combined for the Acme, Gardner Bender, and Enerpac businesses. In Europe, there is shared warehousing of Specialty Electric and Enerpac products for Tools & Supplies distribution into the European market. Specialty Electric and Gardner Bender Mexican production is combined in one Mexican plant. Likewise, Ancor product is distributed out of Gardner Bender distribution centers and the offices have been consolidated with existing Specialty Electric facilities. As discussed above, Engineered Solutions shares a facility in The Netherlands for the manufacture of convertible top actuation, cab tilt systems, hospital bed positioning devices and RV slide-out systems for the European market, while certain US facilities are involved in manufacturing the same products for the US market.

•	Vendor relationships: Each of the Company’s two operating segments has a supply chain leader than leverages its segment’s materials spend. Additionally, there is an effort to drive consistency in terms (payment, discount, dating) across the segment to avoid conflict among common customers. Finally, purchasing intelligence software is used within all Tools & Supplies businesses and consolidated at the segment level to leverage purchasing at common suppliers.

Structure of Company’s Incentive Compensation Plans:

Businesses within each of the two operating segments have a portion of their incentive compensation tied to overall operating segment results. Segment managers have approximately 80% of their incentive compensation tied to their own segment’s operating results, with the balance tied to total company results. Individual business leaders within Engineered Solutions and Tools & Supplies also have a portion of their incentive compensation tied to the annual performance of their respective segment, in addition to their own business. CEO and CFO incentive compensation is tied to consolidated results.

Product Similarity

In reviewing the Staff’s response, we understand that the Staff feels the products within Actuant’s two business segments are not related.

From Tools & Supplies Discussion: “Furthermore, these business units appear to have dissimilar products. One business unit appears to sell electrical tools and related items, whereas the other business unit appears to sell hydraulic and bolting tools.”

From Engineered Solutions Discussion: “The other five business units do not meet the quantitative thresholds and should be classified in an “other” category in accordance with paragraphs 20 and 21 of SFAS 131, especially since it does not appear the products sold by these business units are similar to the other three business units.”

The Staff does not appreciate the similarity of the products within our two operating segments. A detailed product review within Tools & Supplies could identify significant product breadth, including hydraulic pumps, hydraulic cylinders, other hydraulic tools, non-hydraulic industrial tools, hydraulic tensioners, manual torque multipliers, electrical hand tools, wire management products, electrical test instruments, plumbing supplies, electrical battery chargers, electrical cords, etc. However, another person could conclude, after a similar review that the Tools & Supplies segment has just electrical products and hydraulic products, while a third person could conclude that we simply sell tools and supplies to customers in industrial and electrical markets. We acknowledge that there are varying ways to look at the product portfolio. Actuant has broadly

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defined the products in the Tools & Supplies segment as branded tools and related supplies to industrial and electrical markets worldwide. We think a broader description of the products as tools and supplies is reasonable given the wide range of markets and products a given product line represents.

Similarly, a narrow interpretation of the products in the Engineered Solutions segment could yield parts for RV’s, systems for cars, hydraulics for trucks, other hydraulics, aerospace components, case hardware, etc. However, a broader look at the portfolio would result in an understanding of the evolution of the systems from the original truck cab-tilt system for trucks into many different types of actuation systems and components that are offered by essentially all businesses - Power Gear, Power Packer, Gits, Elliot, Yvel, Turner and Milwaukee Cylinder. The company “sells” Engineered Solutions to customers as an actuation or position/motion control system provider to a variety of transportation, medical, marine, and industrial end markets. We believe the description is accurate, especially given the fact that many of these products originally were developed out of the legacy Power Packer truck business.

It should be noted that there are two individual businesses in the Engineered Solutions segment today that do not tightly fit this “actuation position/motion control system provider” description, but their combined net sales in 2005 were slightly less than $20 million (approximately $10 million in fiscal 2004). The Company views each of these two small business units as being more OEM and highly engineered in nature (i.e. Engineered Solution), and on the basis of materiality (less than 2% of Fiscal 2005 consolidated sales) has included them in the Engineered Solutions segment for financial reporting purposes, as opposed to an “other” reporting segment. The Company believes its accounting for these two minor units is consistent with the last paragraph of SFAS 131, “The provisions of this statement need not be applied to immaterial items.”

Given the diverse nature of Actuant and the significant number of end markets and broad individual product lines it has, the Company believes its broader classification of products for purposes of identifying operating segments is reasonable, especially in light of the management structure and similar nature of the businesses and products within the two operating segments. The Staff appears to have taken a narrower view and one predicated on end markets or industries. Paragraph 68 in Appendix A (Background Information and Basis for Conclusion) to SFAS 131 supports the Company’s view: “One reason for not prescribing segmentation along basis of only related products and services or geography is that it is difficult to define clearly the circumstances in which an alternative method that differs from the management approach would be applied consistently. An enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar. For example, a highly diversified enterprise may consider all consumer products to be similar if it has other businesses such as financial services and road construction. However, an enterprise that sells only consumer products might consider razor blades to be different from toasters.”

Quantitative Thresholds

The Staff starts out with a more quantitative approach to determining segments than the way we interpret the SFAS 131 approach. We believe the Staff’s initial view that Actuant has six segments (five operating and reportable segments and one “other” segment for a total of six reporting segments) is primarily based on determining which aggregations within a financial schedule exceeded 10% of consolidated sales. Our interpretation of SFAS 131 is that the standard does not require that all units that exceed the 10% threshold be considered a separate segment.

We again point to paragraph 14 of SFAS 131, which says, “If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.” Further, paragraph 16 indicates that segment reporting is required for “each operating segment that (a) has been identified in accordance with paragraphs 10-15 or that

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results from aggregating two or more of those segments in accordance with paragraph 17 and (emphasis added) exceeds the quantitative thresholds in paragraph 18. It appears to the Company that the Staff started first with identifying those units that met the thresholds in paragraph 18 and then went back to see if they met the requirements of paragraph 10-15. By contrast, the Company first identified the segments of the business based on the substance and structure of the business as outlined in paragraph 10-15 and then ensured that those segments also met the quantitative thresholds identified in paragraph 18.

The Company’s assessment of operating segments is supported by the “Diagram for Identifying Reportable Operating Segments” included under paragraph 127 of Appendix A (Background Information and Basis for Conclusions) to SFAS 131 starts out with step 1 – Identify operating segments based on paragraphs 10-15 of SFAS 131, step 2 – relates to aggregation if necessary or desired and then step 3 – do segments meet the quantitative thresholds covered in paragraph 18? Rather than first answering the question “does the business meet the quantifiable thresholds in paragraph 18” and then the second question, “does it meet the management structure/reporting requirements in paragraphs 10-15,” the diagram starts first with the structure/nature of business question, and then the quantitative question.

Aggregation

Since the Company’s identification of operating segments in paragraphs 10-15 already far exceeds the quantitative thresholds, the aggregation criteria in paragraph 17 is not applicable. (Therefore, the Staff’s request that the Company provide this information for purposes of the Company arguing aggregation reporting is not applicable to the Company’s position.)

Conclusion

Based on the foregoing review and application of SFAS 131, the Company believes that its present two operating and reportable segment disclosure approach is appropriate. It does not believe that the sole existence of detailed financial reports that are distributed to the CODM (among others) should be viewed as an overriding argument that its segments are something other than the nature, substance and structure of its enterprise. In short, form should not override substance or structure.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the Filings, and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Should you have any questions on our response, please contact me directly.

Very truly yours,

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer

EXHIBIT A

ACTUANT CORPORATION

8-K Significant Acquisition Test

Hydratight Sweeney Acquisition

May 17, 2005

($000’s)

Per Regulation S-X, Article 3-05,

“If a registrant made a significant acquisition (other than the acquisition being tested) or disposition subsequent to the latest fiscal year end and properly filed a report on Form 8-K (or included all information required by Form 8-K for a significant acquisition or disposition in a non-IPO registration statement), significance may be determined by using the pro forma amounts for the registrant for the latest fiscal year rather than by using the registrant’s historical amounts.”

Actuant’s last fiscal year end was August 31, 2004 for the purposes of the significance test. Actuant’s acquisition of KCI in December 2004 met the definition of a significant acquisition and historical financial statements and pro forma financial statements were filed on Form 8-K in conjunction with that transaction. In order to determine if the Hydratight Sweeney acquisition meets the significant acquisition test, the pro forma financials from the acquistion of KCI are used.

Significance Tests for the Hydratight Sweeney Acquisition

	Income from Continuing Operations Before Income Taxes, Extraordinary Items and Cumulative Effect of a Change in Accounting Principle	Purchase Price vs. Assets	Assets
Actuant Pro Forma (1)	$58,700	$824,500	$824,500
Hydratight Sweeney (2)	$8,817	$94,400	$75,300
Percentage	15.0%	11.4%	9.1%
Must be less than 20%	PASS	PASS	PASS

(1)	Per the Prospectus Supplement for the Dec-04 Equity Offering. Pro Forma amounts include Actuant results for the fiscal year ended 8/31/04 and KCI results for the 12 months ended September 30, 2004. In addition, the amounts include Pro Forma adjustments to assume that the KCI acquisition had occurred at the beginning of the period presented.
(2)	Hydratight Sweeney Results

Actual Results for the 12 Months Ended 12/31/04
Sales	$55,897
Gross Profit	$27,828
Operating Expenes	$16,523
Depreciation & Amortization	$2,488

Operating Profit	$8,817
Other Expense (Income)	$—

Income Before Taxes	$8,817

Purchase Price	$94,400